UNITED STATES

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549





                           FORM U-9C-3



              QUARTERLY REPORT PURSUANT TO RULE 58

          For the Quarterly Period Ended March 31, 1998





                       ENTERGY CORPORATION
                    (a Delaware corporation)
                        639 Loyola Avenue
                  New Orleans, Louisiana 70113
                    Telephone (504) 529-5262
_________________________________________________________________
  (Name of registered holding company and address of principal executive offices)

ITEM 1 - ORGANIZATION CHART

    Name of       Energy or gas                                     Percentage of
   reporting          Related        Date of       State of             Voting
    company           company      organization  organization      securities held      Nature of business
Entergy Power    Energy related    May 17, 1995    Delaware            a 100%          The brokering and
Marketing        business                                        owned subsidiary of   marketing of energy
Corporation                                                      Entergy Corporation   commodities,
(EPMC)                                                                                 including but not
                                                                                       limited to
                                                                                       electricity, natural
                                                                                       or manufactured gas
                                                                                       and other
                                                                                       combustible fuels
                                                                                       ("Energy marketing
                                                                                       and brokering"). See
                                                                                       below for
                                                                                       description of the
                                                                                       activities during
                                                                                       the reporting
                                                                                       period.

Entergy          Energy related    November 3,     Delaware            a 100%          The providing of
Business         business          1997                          owned subsidiary of   miscellaneous energy
Solutions, Inc.                                                  Entergy Corporation   related services.
(EBSI) * (f/k/a
Entergy
Holdings, Inc.)


EPMC Activities

      During the quarterly period ended March 31, 1998, EPMC engaged in the business of brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas, and other combustible fuels. These services were provided to electric utilities, power marketers, electric and municipal cooperatives, and various other customers.

EBSI Activities

      EBSI is still in the formative stage of its business, and has generated no revenue as of the end of the quarterly period ended March 31, 1998.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company   Type of   Principal   Issue            Person to whom  Collateral  Consideration
issuing   security  amount of    or     Cost of     security     given with   received for
security   issued   security   renewal  capital    was issued     security   each security
  None      N/A        N/A       N/A      N/A         N/A           N/A           N/A

Company contributing capital  Company receiving capital  Amount of capital contribution
    Entergy Corporation                 EBSI                        $50,000

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associated Companies

 Reporting   Associate
  company     company    Types of  Direct   Indirect            Total
 rendering   receiving   services  costs     costs   Cost of    amount
 services     services   rendered charged   charged  capital    billed

   None         None       N/A      -0-       -0-      N/A       -0-


Part II - Transactions Performed by Associated Companies on
          Behalf of Reporting Companies

  Associate    Reporting
   company      company      Types of                     Indirect              Total
  rendering    receiving     services      Direct costs    costs   Cost of     amount
  services      services     rendered        charged      charged  capital      billed
   Entergy        EPMC     Professional     $  3,041,000   $  -0-    N/A     $3,041,000*
Enterprises,               services and
  Inc.(EEI)                back office
                           support.

     EEI          EBSI     Same as          $    161,883   $  -0-    N/A     $  161,883*
                           above.

* Includes Entergy Services, Inc. costs of $247,659 and $161,883 for services rendered indirectly through EEI to EPMC and EBSI, respectively.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
  Total consolidated capitalization as of March 31, 1998                 $16,763,879,000     Line 1
  Total capitalization multiplied by 15% (line 1 multiplied by 0.15)       2,514,581,850     Line 2
  Greater of $50 million or line 2                                         2,514,581,850     Line 3

  Total current aggregate investment:
   Energy marketing and brokering (EPMC)                                      97,500,000
   Energy related technical and similar services (EBSI)                          550,000
                                                                          --------------
      Total current aggregate investment*                                     98,050,000     Line 4
                                                                          --------------

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company
system (line 3 less line 4)                                               $2,416,531,850     Line 5
                                                                          ==============

* Excludes other investments of $2,500,000 included under Item 5 that are excluded from the calculation of "Aggregate Investment" under rule 58.

ITEM 5 - OTHER INVESTMENTS

                                                                              Reason for
 Major line of energy-      Other investment in     Other investment in      difference in
    related business        last U-9C-3 report       this U-9C-3 report    other investment
Energy marketing and            $2,500,000*             $2,500,000*               N/A
brokering (EPMC)

* EPMC received an order from the Federal Energy Regulatory Commission on October 12, 1995 determining that EPMC was an exempt wholesale generator under Section 32 of the Act. On July 29, 1996, EPMC issued and sold 250 shares of common stock to Entergy Corporation for $2,500,000 pursuant to the financing exemption set forth in Section 32. EPMC withdrew its exempt wholesale generator status on March 24, 1997.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A.   Financial Statements

     Filed under confidential treatment pursuant to Rule 104(b).

B. Exhibits

     Certificate of filing of Form U-9C-3 for the 4th Quarter of 1997 with interested state commissions and municipal regulator.

                            SIGNATURE


           Pursuant  to  the requirements of the  Public  Utility
Holding Company Act of 1935, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 Entergy Corporation



                                 By:   /s/ Louis E. Buck
                                          Louis E. Buck
                                      Vice President, Chief
                                      Accounting Officer and
                                       Assistant Secretary


Dated:  June 1, 1998

                  EXHIBIT - CERTIFICATE OF FILING

     A conformed copy of Entergy Corporation's Form U-9C-3 for the quarter ended December 31, 1997 was filed with the following:

Mary W. Cochran, Esq.                   Norma K. Scogin, Esq.
Arkansas Public Service Commission      Texas Attorney General's Office
1000 Center Street                      300 West 15th Street/10th Floor
Little Rock, AR  72201                  Austin, TX  78701

Lawrence C. St. Blanc, Secretary        Sherry A. Quirk, Esq.
Louisiana Public Service Commission     Verner, Liipfert, Bernhard,
Post Office Box 91154                   McPherson and Hand
Baton Rouge, LA 70821-9154              901 15th Street, NW / Suite 700
                                        Washington, DC  20005-2301

William Bruce McKinley, Esq.            Frank Spencer, Esq.
Mississippi Public Service Commission   Assistant Attorney General
Walter Sillers State Office Building    Mississippi Attorney
550 High Street / 19th Floor            General's Office
Jackson, MS  39215                      Post Office Box 22947
                                        Jackson, MS  39225

George W. Fleming, Esq.                 Mr. James Galloway, Filing Clerk
Mississippi Public Utilities Staff      Central Records - PUCT
Post Office Box 1174                    7800 Shoal Creek Boulevard
Jackson, MS  39215                      Suite 400N
                                        Austin, TX  78757

Ms. Jacquelyn M. Frick, Director        Hon. Emma J. Williams, Clerk of Council
City Council Utilities Regulatory OfficeCity of New Orleans
Room 6E07, City Hall                    Room 1E04, City Hall
1300 Perdido Street                     1300 Perdido Street
New Orleans, LA 70112                   New Orleans, LA 70112




                                 Entergy Corporation



                                 By:    /s/ Louis E. Buck
                                          Louis E. Buck
                                      Vice President, Chief
                                      Accounting Officer and
                                       Assistant Secretary


Dated:  June 1, 1998